

SECURITIE 07003022 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51483

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2007 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ASB SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS - 43RD FLOOR
(No. and Street)

NEW YORK	NEW YORK	10105-4300
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK A. KEENAN 212-698-3433
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 07 2007 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO., LLP
(Name — if individual, state last, first, middle name)

60 BROAD STREET	NEW YORK	NEW YORK	10004-2515
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2007 BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Patrick A. Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASB SECURITIES, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Senior Vice President - CFO

Title

Notary Public

LORRAINE D'AMATO
Notary Public, State of New York
No. 24-4663322
Qualified in Kings County
Commission Expires Sept. 30, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (RETIRED)
BERNARD TURNER, CPA
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

Board of Directors
ASB Securities, LLC

In planning and performing our audit of the financial statements of ASB Securities, LLC, for the year then ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. The Company is exempt from making quarterly securities examinations and exempt from obtaining and maintaining physical possession because of the exemptions provided by SEC rule 15c-3(k)(2)(B) and Regulation 17a-13(a).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

ASB SECURITIES, LLC

FOCUS REPORT - FORM X-17A-5

PART I

DECEMBER 31, 2006

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

FORM X-17A-5

10/85

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER ASB SECURITIES, LLC [13]	SEC FILE NO. 8-51483 [14] FIRM ID. NO. 46585 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 1345 AVENUE OF THE AMERICAS [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/06 [24]
NEW YORK [21] (City) NEW YORK [22] (State) 10105 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/06 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT PATRICK A. KEENAN [30]	(Area Code)—Telephone No. 212-698-3433 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________ day of February 2007

Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

JOEL E. SAMMET & CO., LLP

70

ADDRESS	Number and Street	City	State	Zip Code
	60 BROAD STREET	NEW YORK	NEW YORK	10004
	71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				


Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (RETIRED)
BERNARD TURNER, CPA
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
ASB Securities, LLC

We have audited the accompanying financial condition of ASB Securities, LLC, as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASB Securities, LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joel E. Sammet + Co., LLP

New York, New York
February 17, 2007

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC | N 2 | [100]

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/06 [99]

SEC FILE NO. 8-51483 [98]

Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 49,762	200			$ 49,762	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper	24,253,000	370				
B. U.S. and Canadian government obligations	4,956,890	380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC — as of 12/31/06

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Nonallowable		Total	
E. Stocks and warrants	$	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities		424				
I. Spot commodities		430			$ 29,209,890	850
8. Securities owned not readily marketable:						
A. At Cost $ [130]						
B. At estimated fair value		440	$	610		860
9. Other investments not readily marketable:						
A. At Cost $ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ [150]						
B. Other $ [160]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ [170]						
B. Other $ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value				660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490		680		920
15. Other Assets:						
A. Dividends and interest receivable		500		690		
B. Free shipments		510		700		
C. Loans and advances		520		710		
D. Miscellaneous		530	11,084,213	720	11,084,213	930
16. TOTAL ASSETS	$ 29,259,652	540	$ 11,084,213	740	$ 40,343,865	940

OMIT PENNIES

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/06

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040		1250		1470
18. Securities sold under repurchase agreements				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			21	1510
2. Other	16	1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of 15 $ [950]		1120			22	1580
B. Commodities accounts	17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170			3,129	1640
C. Income taxes payable		1180			23 1,421,435	1650
D. Deferred income taxes			20	1370		1660
E. Accrued expenses and other liabilities		1190				1670
F. Other	18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/06

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value: from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements;			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ 1,424,564 [1760]

Ownership Equity

		Total
27. Sole proprietorship		$ [1770]
28. Partnership- limited partners	$ [1020]	[1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1,000 [1792]
C. Additional paid-in capital		25,639,604 [1793]
D. Retained earnings		13,278,697 [1794]
E. Total		38,919,301 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 38,919,301 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 40,343,865 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **ASB SECURITIES, LLC** as of 12/31/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$	38,919,301	3480
2. Deduct: Ownership equity not allowable for net capital				( )	3490
3. Total ownership equity qualified for net capital				38,919,301	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	38,919,301	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 11,084,213	3540			
1. Additional charges for customers' and non-customers' security accounts		3550			
2. Additional charges for customers' and non-customers' commodity accounts		3560			
B. Aged fail-to-deliver:		3570			
1. Number of items ______ 3450					
C. Aged short security differences-less reserve of $ ______ 3460		3580			
number of items ______ 3470					
D. Secured demand note deficiency		3590			
E. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
F. Other deductions and/or charges		3610			
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615			
H. Total deductions and/or charges				(11,084,213)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	27,835,088	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments		3660			
B. Subordinated securities borrowings		3670			
C. Trading and Investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper		3680			
2. U.S. and Canadian government obligations		3690			
3. State and municipal government obligations		3700			
4. Corporate obligations		3710			
5. Stocks and warrants		3720			
6. Options		3730			
7. Arbitrage		3732			
8. Other securities		3734			
D. Undue concentration		3650			
E. Other (list)		3736		( )	3740
10. Net Capital			$	27,835,088	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	*Minimum net capital required (6-2/3% of line 19)*	$		3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13.	Net capital requirement (greater of line 11 or 12)	$		3760
14.	Excess net capital (line 10 less 13)	$		3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$		3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				$		3838
19.	Total aggregate indebtedness				$		3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%		3850
21.	Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3880
24.	Net capital requirement (greater of line 22 or 23)	$	250,000	3760
25.	Excess net capital (line 10 less 24)	$	27,585,088	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3854
28.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	27,715,088	3920

OTHER RATIOS

Part C

Line	Description		Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. *Minimum dollar net capital requirement*, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

ASB SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

ASB Securities, LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company is a single member limited liability company that is a wholly-owned subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. ("Parent").

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises underwriting and service fee income.

Underwriting and Service Fees

First Eagle Funds Distributors, a division of ASB Securities LLC, is the principal underwriter to the Frist Eagle group of mutual funds consisting of six separate portfolios, First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle Overseas Variable Fund and First Eagle Fund of America (collectively the "Funds"). The Company earns income from sales loads and expenses charged to the Funds on a quarterly basis.

Commissions

Commissions are recorded on a trade date basis as securities transactions occur.

Securities Transactions

The Company is a non-clearing broker-dealer. Customers' securities transactions, if any, are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. All customer transactions, if any, are cleared through a clearing broker, and their securities and accounts are carried by the clearing broker.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 CUSTOMER PROTECTION

The Company is exempt from the Customer Protection Act by virtue of the exemption provided for by SEC Rule 15c3-3(k)(2)(i).

NOTE 4 REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission and the capital rules of the National Association of Securities Dealers. The Company has elected to use the alternative net capital method permitted by the Rule, which requires the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2006 net capital was $27,835,088. The minimum required net capital was $250,000 leaving an excess net capital of $27,585,088.

NOTE 5 CUSTODY AND SAFEKEEPING

The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

NOTE 6 INCOME TAXES

The Company is a single member limited liability company. It does not file any tax returns, but all information is reported on its Parent's tax return. Federal, state and city income tax expenses are calculated based on the Company's net income. Included in operations are $1,786,545 of federal income taxes and $696,057 of state and city income taxes.

ASB SECURITIES, LLC

FOCUS REPORT - FORM X-17A-5

PART II

DECEMBER 31, 2006

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 01/01/06	3932	to 12/31/06	3933
ASB SECURITIES, LLC	Number of months included in this statement			3931

STATEMENT OF INCOME (LOSS)

	Amount	Code
REVENUE		
1. Commissions:		
a. Commissions on transactions in listed equity securities executed on an exchange	$ 96,132	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter	147,733	3937
c. Commissions on listed option transactions		3938
d. All other securities commissions		3939
e. Total securities commissions	243,865	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in *over-the-counter* equity securities		3941
i. Includes gains or (losses) OTC market making in exchange *listed* equity securities [3943]		
b. From trading in debt securities		3944
c. From market making in options on a national securities exchange		3945
d. From all other trading		3949
e. Total gains or (losses)		3950
3. Gains or losses on firm securities investment accounts		
a. Includes realized gains (losses) [4235]		
b. Includes unrealized gains (losses) [4236]		
c. Total realized and unrealized gains (losses)		3952
4. Profits or (losses) from underwriting and selling groups		3955
a. Includes underwriting income from corporate equity securities [4237]		
5. Margin interest		3960
6. Revenue from sale of investment company shares	4,419,903	3970
7. Fees for account supervision, investment advisory and administrative services		3975
8. Revenue from research services		3980
9. Commodities revenue		3990
10. Other revenue related to securities business		3985
11. Other revenue	1,314,917	3995
12. Total revenue	$ 5,978,685	4030
EXPENSES		
13. Registered representatives' compensation	$	4110
14. Clerical and administrative employees' expenses		4040
15. Salaries and other employment costs for general partners, and voting stockholder officers		4120
a. Includes interest credited to General and Limited Partners capital accounts [4130]		
16. Floor brokerage paid to certain brokers (see definition)		4055
17. Commissions and clearance paid to all other brokers (see definition)		4145
18. Clearance paid to non-brokers (see definition)		4135
19. Communications		4060
20. Occupancy and equipment costs		4080
21. Promotional costs		4150
22. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
23. Losses in error account and bad debts		4170
24. Data processing costs (including service bureau service charges)		4186
25. Non-recurring charges		4190
26. Regulatory fees and expenses	79,166	4195
27. Other expenses	795,105	4100
28. Total expenses	$ 874,271	4200
NET INCOME		
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)	$ 5,104,414	4210
30. Provision for Federal income taxes (for parent only)	1,786,545	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
32. *Extraordinary* gains (losses)		4224
a. After Federal income taxes of [4239]		
33. Cumulative effect of changes in accounting principles		4225
34. Net income (loss) after Federal income taxes and extraordinary items	$ 3,317,869	4230
MONTHLY INCOME		
35. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 879,667	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340	
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350	
3. Monies payable against customers' securities loaned (see Note C)		4360	
4. Customers' securities failed to receive (see Note D)		4370	
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390	
7. **Market value of short security count differences over 30 calendar days old		4400	
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420	
10. Other (List)		4425	
11. TOTAL CREDITS			$ 4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440	
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450	
14. Failed to deliver of customers' securities not older than 30 calendar days		4460	
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465	
16. Other (List)		4469	
17. **Aggregate debit items			$ 4470
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( ) 4471
19. **TOTAL 15c3-3 DEBITS			$ 4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$ 4480
21. Excess of total credits over total debits (line 11 less line 19)	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ 4530
26. Date of deposit (MMDDYY)	4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm NATEXIS BLEICHROEDER INC. [4335] .... [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ [4586]

   A. Number of Items .... [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ [4588]

   A. Number of Items .... [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ____ [4584] No ____ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/06

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

Item	Amount	Code
1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. *Deposited in segregated funds bank accounts:*		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/06

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699*		

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER ASB SECURITIES, LLC For the period (MMDDYY) from 01/01/06 to 12/31/06

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

Item		Code	Total	Code
1. Equity Capital				
A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinations		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Code	Amount	Code
1. Balance, beginning of period			$ 35,601,432	4240
A. Net income (loss)			3,317,869	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 38,919,301	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **ASB SECURITIES, LLC** as of 12/31/06

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days					
A. break long	$		4890		4900
B. break short	$		4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) ... Yes [ ] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period.		
A. Income producing personnel	16	4950
B. Non-income producing personnel (all other)	43	4960
C. Total	59	4970
4. Actual number of tickets executed during current month of reporting period		4980
5. Number of corrected customer confirmations mailed after settlement date		4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Ledger Amount		Market Value	
15. Failed to deliver 5 business days or longer (21 business day or longer in the case of Municipal Securities)		5360	$	5361	$	5362
16. Failed to receive 5 business days or longer (21 business day or longer in this case of Municipal Securities)		5363	$	5364	$	5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES

10/85

ASB SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net income	$ 3,317,869
(Increase) decrease in operating assets:	
Securities owned	(9,122,345)
Other assets	6,481,446
Decrease (increase) in operating liabilities:	
Accounts payable and accrued liabilities	(632,960)
Net increase (decrease) in cash	44,010
Cash - December 31, 2005	5,752
CASH - DECEMBER 31, 2006	$ 49,762

ASB SECURITIES, LLC
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2006

Net capital per internal report	$27,835,088
NET CAPITAL PER AUDITED REPORT	$27,835,088

NO MATERIAL DIFFERENCES EXISTED

END